                                                      COMMISSION FILE NO. 1-496
- --------------------------------------------------------------------------------






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                               Title of the plan:
                           ---------------------------


                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the plan:
     -----------------------------------------------------------------------



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
         --------------------------------------------------------------




                              FINANCIAL STATEMENTS
                  --------------------------------------------




                STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                           December 31, 1995 and 1994

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  Years ended December 31, 1995, 1994, and 1993

                                       For

                                  ANNUAL REPORT

                                    FORM 11-K

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

     STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                           HERCULES
                                         INCORPORATED         BLENDED
                                            COMMON         INTEREST RATE         EQUITY           BALANCED
                                            STOCK           SAVINGS FUND          FUND           ASSET FUND
                                         ---------------------------------------------------------------------
ASSETS
Investments                                $100,439,798(a)    $153,802,968      $30,778,359(b)   $3,771,170(c)
Receivable from Company                         (19,061)           (45,125)          22,496          (1,219)
Cash                                          1,538,304          4,599,287          182,040          31,468
                                           ------------       ------------      -----------      ----------
   Total Assets                            $101,959,041       $158,357,130      $30,982,895      $3,801,419
                                           ============       ============      ===========      ==========

LIABILITIES & EQUITY
Other Liabilities                          $          0       $  2,709,859      $   401,477      $      737
Plan Equity                                 101,959,041        155,647,271       30,581,418       3,800,682
                                           ------------       ------------      -----------      ----------
   Total Liabilities & Equity              $101,959,041       $158,357,130      $30,982,895      $3,801,419
                                           ============       ============      ===========      ==========



                                           FIDELITY
                                           MAGELLAN           GOV'T
                                             FUND           BOND FUND        LOAN FUND            TOTAL
                                       ----------------- ---------------  ----------------  -----------------
ASSETS
Investments                                 $26,518,658(d)    $2,726,446(e)     $9,995,295(f)    $328,032,694
Receivable from Company                           26,010             448                 0            (16,451)
Cash                                             178,953          25,043           (39,658)         6,515,437
                                            ------------      ----------        ----------       ------------
   Total Assets                              $26,723,621      $2,751,937        $9,955,637       $334,531,680
                                             ===========      ==========       ===========       ============

LIABILITIES & EQUITY
Other Liabilities                           $      5,833     $    63,032       $    30,505       $  3,211,443
Plan Equity                                   26,717,788       2,688,905         9,925,132        331,320,237
                                            ------------     -----------       -----------       ------------
   Total Liabilities & Equity                $26,723,621      $2,751,937        $9,955,637       $334,531,680
                                             ===========      ==========        ==========       ============


(a)      At fair value.  Cost:  $33,427,384.              Shares:  1,781,637.
(b)      At fair value.  Cost:  $19,235,342.
(c)      At fair value.  Cost:  $3,580,959.
(d)      At fair value.  Cost:  $23,075,217.
(e)      At fair value.  Cost:  $2,516,930.
(f)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

     STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY WITH FUND INFORMATION

                                DECEMBER 31, 1994

                                                 HERCULES
                                               INCORPORATED         BLENDED
                                                  COMMON         INTEREST RATE         EQUITY           BALANCED
                                                  STOCK           SAVINGS FUND          FUND           ASSET FUND
                                                 ---------------------------------------------------------------------
ASSETS
Investments                                      $ 115,968,503(a)    $297,707,734      $ 38,249,289(b)   $ 3,803,098(c)
Receivable from Company                                 21,469            (15,226)            2,083           48,519
Cash                                                   690,490         12,275,974           346,172           40,308
                                                 -------------       ------------      ------------      -----------
   Total Assets                                   $116,680,462       $309,968,482       $38,597,544       $3,891,925
                                                  ============       ============       ===========       ==========
LIABILITIES & EQUITY
Other Liabilities                                $           0       $    140,628      $    305,446      $       428
Advances from Company                                   28,559                  0                 0           37,540
Plan Equity                                        116,651,903        309,827,854        38,292,098        3,853,957
                                                 -------------       ------------       -----------       ----------
   Total Liability & Equity                       $116,680,462       $309,968,482       $38,597,544       $3,891,925
                                                  ============       ============       ===========       ==========



                                                 FIDELITY
                                                 MAGELLAN           GOV'T
                                                   FUND           BOND FUND        LOAN FUND            TOTAL
                                                 ------------------------------------------------------------------
ASSETS
Investments                                       $ 24,599,610(d)   $4,641,771(e)    $18,072,657(f)    $503,042,662
Receivable from Company                                 (1,522)          2,371                 0             57,694
Cash                                                   281,788          52,402            40,489         13,727,623
                                                  ------------     -----------      ------------       ------------
   Total Assets                                   $ 24,879,876      $4,696,544       $18,113,146       $516,827,979
                                                  ============      ==========       ===========       ============
LIABILITIES & EQUITY
Other Liabilities                                 $     27,773     $    27,498      $     30,506       $    532,279
Advances from Company                                        0               0                 0             66,099
Plan Equity                                         24,852,103       4,669,046        18,082,640        516,229,601
                                                   -----------     -----------      ------------       ------------
   Total Liability & Equity                       $ 24,879,876      $4,696,544       $18,113,146       $516,827,979
                                                  ============      ==========       ===========       ============


(a)      At fair value.  Cost:  $49,364,025.             Shares:  3,012,168.
(b)      At fair value.  Cost:  $30,018,711.
(c)      At fair value.  Cost:  $3,979,476.
(d)      At fair value.  Cost:  $25,765,510.
(e)      At fair value.  Cost:  $4,515,388.
(f)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995

                                                 HERCULES
                                               INCORPORATED          BLENDED
                                                  COMMON          INTEREST RATE          EQUITY          BALANCED
                                                  STOCK           SAVINGS FUND            FUND          ASSET FUND
                                               ----------------------------------------------------------------------
CONTRIBUTIONS:
Participating Employees                         $    2,044,372      $    8,415,340     $   2,098,708     $    248,434
Company Contributions                                5,430,975                   0                 0                0
                                                --------------      --------------     -------------     ------------
   Subtotal Contributions                            7,475,347           8,415,340         2,098,708          248,434
Interplan Transfers                                  2,523,182          27,580,292         (400,632)           77,310
Investment Income:
   Cash Dividends                                    1,944,229                   0                 0          210,050
   Interest                                             73,087          12,570,549             3,039            2,383
Change in Market Value                              12,170,632             144,991         4,510,316          441,711
                                                --------------      --------------     -------------     ------------
   Total                                         $  24,186,477       $  48,711,172     $   6,211,431    $     979,888
Withdrawals                                       (32,742,728)       (201,340,609)      (16,544,774)      (2,214,921)
Interfund Transfers                                (6,136,611)         (1,551,146)         2,622,663        1,181,758
                                                --------------      --------------     -------------     ------------
Change in Plan Equity                             (14,692,862)       (154,180,583)       (7,710,680)         (53,275)
Plan Equity, Dec. 31, 1994                         116,651,903         309,827,854        38,292,098        3,853,957
                                                --------------      --------------     -------------     ------------
Plan Equity, Dec. 31, 1995                        $101,959,041        $155,647,271     $  30,581,418    $   3,800,682
                                                ==============      ==============     =============    =============


                                                 FIDELITY
                                                 MAGELLAN            GOV'T
                                                   FUND            BOND FUND         LOAN FUND            TOTAL
                                                 ---------------------------------------------------------------
CONTRIBUTIONS:
Participating Employees                           $  1,744,393       $   296,892  $           0    $  14,848,139
Company Contributions                                        0                 0              0        5,430,975
                                                  ------------       -----------  -------------    -------------
   Subtotal Contributions                            1,744,393           296,892              0       20,279,114
Interplan Transfers                                    618,841            84,315              0       30,483,308
Investment Income:
   Cash Dividends                                    1,486,463                 0              0        3,640,742
   Interest                                                  0               474        906,993       13,556,525
Change in Market Value                               4,884,536           190,947              0       22,343,133
                                                  ------------       -----------  -------------    -------------
   Total                                         $   8,734,233       $   572,628  $     906,993    $  90,302,822
Withdrawals                                       (10,296,430)       (2,833,580)     (9,239,144)    (275,212,186)
Interfund Transfers                                  3,427,882           280,811        174,643                0
                                                  ------------       -----------  -------------    -------------
Change in Plan Equity                                1,865,685       (1,980,141)     (8,157,508)    (184,909,364)
Plan Equity, Dec. 31, 1994                          24,852,103         4,669,046     18,082,640      516,229,601
                                                  ------------       -----------  -------------    -------------
Plan Equity, Dec. 31, 1995                       $  26,717,788       $ 2,688,905  $   9,925,132    $ 331,320,237
                                                 =============       ===========  =============    =============

    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1994

                                                 HERCULES
                                               INCORPORATED          BLENDED
                                                  COMMON          INTEREST RATE          EQUITY          BALANCED
                                                  STOCK           SAVINGS FUND            FUND          ASSET FUND
                                               ----------------------------------------------------------------------
Contributions:
Participating Employees                         $    2,399,459        $ 15,441,854       $ 3,368,547       $  347,896
Company Contributions                                8,688,258                   0                 0                0
                                                --------------        ------------       -----------       ----------
   Subtotal Contributions                           11,087,717          15,441,854         3,368,547          347,896
Interplan Transfers                                    755,632          23,624,171           455,888            9,290
Investment Income:
   Cash Dividends                                    2,297,887              68,351                 0          103,000
   Interest                                             48,034          21,452,338             6,687            1,732
Change in Market Value                               1,157,555               3,275           484,814        (184,911)
                                                --------------        ------------       -----------       ----------
   Total                                        $   15,346,825        $ 60,589,989       $ 4,315,936       $  277,007
Withdrawals                                       (15,884,777)        (76,175,789)       (4,702,135)        (185,420)
Interfund Transfers                               (12,221,094)           5,842,845         (754,686)        1,407,738
                                                --------------        ------------       -----------       ----------
Change in Plan Equity                             (12,759,046)         (9,742,955)       (1,140,885)        1,499,325
Plan Equity, Dec. 31, 1993                         129,410,949         319,570,809        39,432,983        2,354,632
                                                --------------        ------------       -----------       ----------
Plan Equity, Dec. 31, 1994                      $  116,651,903        $309,827,854       $38,292,098       $3,853,957
                                                ==============        ============       ===========       ==========



                                                 FIDELITY
                                                 MAGELLAN            GOV'T
                                                   FUND            BOND FUND         LOAN FUND            TOTAL
                                                 ------------------------------------------------------------------
Contributions:
Participating Employees                           $  2,450,782        $  533,315     $         0     $   24,541,853
Company Contributions                                        0                 0               0          8,688,258
                                                  ------------        ----------      ----------     --------------
   Subtotal Contributions                            2,450,782           533,315               0         33,230,111
Interplan Transfers                                   (184,362)         (149,227)       (201,206)        24,310,186
Investment Income:
   Cash Dividends                                      928,900                 0               0          3,398,138
   Interest                                              3,778             1,451       1,461,538         22,975,558
Change in Market Value                              (1,425,825)           15,212               0             50,120
                                                  ------------        ----------      ----------     --------------
   Total                                          $  1,773,273        $  400,751     $ 1,260,332     $   83,964,113
Withdrawals                                         (1,930,882)         (732,490)     (1,227,730)      (100,839,223)
Interfund Transfers                                  6,148,138           (12,804)        410,137                  0
                                                  ------------        ----------      ----------     --------------
Change in Plan Equity                                5,990,529          (344,543)       (377,535)       (16,875,110)
Plan Equity, Dec. 31, 1993                          18,861,574         5,013,589      18,460,175        533,104,711
                                                  ------------        ----------     -----------     --------------
Plan Equity, Dec. 31, 1994                         $24,852,103        $4,669,046     $18,082,640     $  516,229,601
                                                   ===========        ==========     ===========     ==============


    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1993

                                                 HERCULES
                                               INCORPORATED         BLENDED
                                                  COMMON         INTEREST RATE         EQUITY           BALANCED
                                                  STOCK           SAVINGS FUND          FUND           ASSET FUND
                                               ---------------------------------------------------------------------
Contributions:
Participating Employees                         $    1,556,211      $  18,518,991      $  4,114,550      $   145,163
Company Contributions                               10,906,326                  0                 0               0
                                                --------------      -------------      ------------      -----------
   Subtotal Contributions                       $   12,462,537      $  18,518,991      $  4,114,550      $   145,163
Interplan Transfers                                  1,064,589         23,299,237         2,096,507                0
Investment Income:
   Cash Dividends                                    2,907,669                  0                 0           13,330
   Interest                                             48,612         22,000,435            10,102            1,806
Change in Market Value                              62,819,424                  0         3,673,129           22,270
                                                --------------      -------------      ------------      -----------
   Total                                        $   79,302,831      $  63,818,663      $  9,894,288      $   182,569
Withdrawals                                        (7,336,948)        (28,698,002)       (3,136,274)         (36,837)
Interfund Transfers                               (28,606,655)         12,572,960           236,266        2,208,900
                                                --------------      -------------      ------------      -----------
Change in Plan Equity                               43,359,228         47,693,621         6,994,280        2,354,632
Plan Equity, Dec. 31, 1992                          86,051,721        271,877,188        32,438,703                0
                                                --------------      -------------      ------------      -----------
Plan Equity, Dec. 31, 1993                      $  129,410,949      $ 319,570,809      $ 39,432,983      $ 2,354,632
                                                ==============      =============      ============      ===========



                                                 FIDELITY
                                                 MAGELLAN           GOV'T
                                                   FUND           BOND FUND        LOAN FUND             TOTAL
                                                 -----------------------------------------------------------------
Contributions:
Participating Employees                           $  1,118,723     $   643,499   $         0         $  26,097,137
Company Contributions                                        0               0             0            10,906,326
                                                  ------------     -----------   -----------         -------------
   Subtotal Contributions                         $  1,118,723     $   643,499   $         0         $  37,003,463
Interplan Transfers                                  4,051,278           6,260     1,546,388            32,064,259
Investment Income:
   Cash Dividends                                    1,089,151               0             0            4,010,150
   Interest                                              7,053          68,460     1,506,651           23,643,119
Change in Market Value                                 266,814         121,165             0           66,902,802
                                                  ------------     -----------   -----------         -------------
   Total                                          $  6,533,019     $   839,384   $ 3,053,039         $163,623,793
Withdrawals                                           (252,772)       (827,037)     (585,535)         (40,873,405)
Interfund Transfers                                 12,581,327         (20,387)    1,027,589                    0
                                                  ------------     -----------   -----------         -------------
Change in Plan Equity                               18,861,574          (8,040)    3,495,093          122,750,388
Plan Equity, Dec. 31, 1992                                   0       5,021,629    14,965,082          410,354,323
                                                  ------------     -----------   -----------         -------------
Plan Equity, Dec. 31, 1993                        $ 18,861,574     $ 5,013,589   $18,460,175         $533,104,711
                                                  ============     ===========   ===========         ============


    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

         The Hercules Incorporated Savings and Investment Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets, liabilities, and plan equity and the statement of income and changes in plan equity.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Balanced Asset Fund, the Government Bond Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         The unrealized appreciation (depreciation) for all investments at December 31, 1995, December 31, 1994, December 31, 1993, and January 1, 1993 was $82,398,598, $73,619,161, $87,056,699, and $35,861,479, respectively.

2.   INVESTMENT PROGRAM

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following medium, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund, a Balanced Asset Management Fund and a Long-Term Capital Appreciation (Fidelity Magellan) Fund were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.

         The following investment medium are available under the Savings and Investment Plan.

     1.  Hercules Incorporated Common Stock.

     2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1995, the blended yield of these contracts was approximately 6.6%.

     3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

     4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.

     5. Balanced Asset Management Fund, which invests in a managed portfolio of stocks, bonds and money market instruments.

     6. Fidelity Magellan Fund is a Long-Term Capital Appreciation (Fidelity) Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

         The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated. Total non-participant directed assets in the Hercules Incorporated Common Stock Fund were approximately $70,343,000 and $84,502,000 at December 31, 1995 and 1994, respectively.

         There were 4,808 participants at December 31, 1995 who participated in one or more of the six investment media. At December 31, 1995 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock .........................    4,347
         Blended Interest Rate Savings Fund .........................    4,120
         Equity Fund.................................................    1,415
         Balanced Asset Fund.........................................      308
         Fidelity Magellan Fund......................................    1,141
         Government Bond Fund........................................      423

3.   INTERPLAN TRANSFERS

         Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan and rollovers of new employees' distributions from defined contribution plans.

         Effective January 1, 1993, the net assets of the Capital Accumulation Plan (approximately $31 MM) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Savings and Investment Plan. Participant's benefits under the Plan were substantially unaffected by the transfer of net assets.

4.   TAX STATUS

         The United States Treasury Department advised on June 21, 1995, that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

         The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Summary Plan Description dated November 1, 1990 and supplemented by periodic benefit updates.

5.   INVESTMENTS

         Investments that represent five percent or more of Plan Equity at December 31, 1995 or 1994 are as follows:

                                                               1995             1994
                                                               ----             ----
         Hercules Incorporated Common Stock                 $100,439,798     $115,968,503

         Bankers Trust Equity Index Fund                     $30,778,359      $38,249,289

         Group Annuity Contract with Peoples
              Life Insurance Company (#BDA 00002TR)          $20,918,395      $36,743,923

         Group Annuity Contract with Provident Life and
              Accident Insurance Company (#630-05537)        $16,790,244      $29,629,378

         Group Annuity Contract with Metropolitan Life
              Insurance Company (#12833)                     $17,635,628               --

         GIC Prudential (#GA 8083)                           $23,286,112               --

6.   DIVESTITURE

         On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of plan assets (approximately $200 million) and assumption of plan obligations to Alliant as of April 1, 1995.

7.  RECLASSIFICATION

         Amounts allocated to persons who have elected to withdraw from the Plan but have not been paid as of year end are reported as part of plan equity. Previously these amounts were reported in liability for withdrawals. The 1994 information has been restated to conform with the 1995 presentation.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of plan equity per the financial statements to the Form 5500:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                1995              1994
                                                                ----              ----
         Plan equity per the financial statements           $331,320,237      $516,229,601

         Amounts allocated to withdrawing participants        (4,921,995)       (8,682,887)
                                                            ------------      ------------

         Plan equity per the Form 5500                      $326,398,242      $507,546,714
                                                            ============      ============

         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                                  YEAR ENDED
                                                                           DECEMBER 31, 1995
                                                                           -----------------
         Withdrawals per the financial statements                               $275,212,186

         Add:     Amounts allocated to withdrawing participants at
                  December 31, 1995                                                4,921,995

         Less:    Amounts allocated to withdrawing participants at
                  December 31, 1994                                               (8,682,887)
                                                                                -------------
         Withdrawals per the Form 5500                                          $271,451,294
                                                                                ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of assets, liabilities, and plan equity with fund information of Hercules Incorporated Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Savings and Investment Plan as of December 31, 1995 and 1994, and its income and changes in plan equity for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the accompanying statements of assets, liabilities, and plan equity of the Hercules Incorporated Savings and Investment Plan and the related statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 28, 1996

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                           HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN



                            H. Eugene McBrayer
                            -------------------------------------------------

                            H. Eugene McBrayer, Chairman
                            Finance Committee, Hercules Incorporated,
                            Plan Administrator

Date:  June 28, 1996

                                  EXHIBIT INDEX

      Number                         Description

        23               Consent of Independent Accountants.

                                       12